November 27, 2007
Via EDGAR and by Facsimile
Mr. Robert S. Littlepage, Jr.
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America
Facsimile: +1-202-772-9205

Re:	China Unicom Limited Annual Report on Form 20-F for the Fiscal Year ended December 31, 2006 (File No. 001-15028)

Dear Mr. Littlepage:
     China Unicom Limited (the “Company”) has received the additional comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated November 20, 2007, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on June 29, 2007. We wish to thank you and the other members of the Staff for providing us with your further comments.
     The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide responses to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing responses to the comments. The Company expects that it will be in a position to provide responses to the Staff’s comments by December 24, 2007, and would be grateful if the Staff could accommodate the Company in this regard.
     Thank you again for your time. Please feel free to contact Karry Chu (Company Secretary) at (+852) 2121-3220 with any questions you may have.

Very truly yours,
/s/ Tong Jilu
TONG Jilu
Chief Financial Officer

cc:	Larry Spirgel Andrew Mew (Securities and Exchange Commission)

Karry Chu (China Unicom Limited)

Chun Wei John D. Young, Jr. Weiheng Chen (Sullivan & Cromwell LLP)

Stephen Wong Silvia Shu (PricewaterhouseCoopers)
CHINA UNICOM LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018               Fax: (852) 2126 2016               Website: www.chinaunicom.com.hk